

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 11, 2008

Ms. Raakel Iskanius
Chief Financial Officer
Great Panther Resources Limited
1177 West Hastings Street, Suite 2100
Vancouver, British Columbia
Canada V6E 2K3

> **Re: Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed April 3, 2008**
> **Response Letter dated August 29, 2008**
> **File No. 000-50897**

Dear Ms. Iskanius:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2007

General

1.   We note that you submitted a draft amendment to your Form 20-F along with your August 29, 2008 response, reflecting various proposed disclosure revisions. Since an amendment is necessary, we ask that you resolve all accounting and disclosure issues identified during this review in your amendment (e.g. the changes you proposed to your disclosures about selected financial data and internal control over financial reporting should be made in the amendment). We expect that revisions may also be necessary to resolve the outstanding issues identified in this letter.

2.   The certifications from your principal executive and financial officers will need to be updated when filing your amendment to comply with Rule 12b-15 of

Regulation 12B. This guidance also requires that you mark your amended filing accordingly (e.g. "20-F/A1").

3.   Please include explanatory language in the forepart of your amendment, indicating the reasons your are filing the amendment and identifying the specific sections of the document that have been revised, where further details are provided.

Financial Statements

Note 2 – Significant Accounting Policies

Mineral properties, plant and equipment, page F-7

4.   We have read your response to prior comment 1, indicating that you are in agreement that for U.S. GAAP purposes, costs of mineral rights should be capitalized in accordance with EITF 04-2 and subject to subsequent impairment testing under EITF 04-3. You further state that since you have "only just commenced exploration" and have not completed sufficient studies to determine proven or probable reserves, you believe such costs would be impaired under EITF 04-3.

We understand that if you have no information about mineralization, you may have no means of attributing value to the property using the methodology described in EITF 04-3. However, you continue to suggest that establishing proven or probable reserves would be an appropriate threshold upon which the impairment determination would be based, which is not consistent with this guidance. Tell us the extent to which other parties have conducted exploration on the properties in which you now hold an interest; and describe all information that you have obtained about mineralization on the properties based on exploration conducted by other parties prior to your involvement.

Please also submit a description of the processes that guide your assessment of fair value in arranging an acquisition of mineral rights, with details sufficient to understand how the information obtained and compiled compares to the type that you believe must be utilized in conducting impairment testing under SFAS 144 and EITF 04-3. It should be clear how you became comfortable with each of the various investment decisions, while having no information about mineralization on the properties, as you suggest.

Revenue recognition, page F-9

5.   We have read your response to prior comment 2, concerning your sales of
        concentrate to Penoles, stating that you have secured benefit from the treatment
        and processing services performed by Penoles subsequent to the sale as
        justification for reporting a value ascribed to those services in both sales and costs
        of sales on a gross basis. However, in your response to our earlier comment 7,
        you claimed that ownership rights of the concentrate are transferred to Penoles
        (including the risks and rewards of ownership), when concentrate is delivered to
        the smelter site, prior to treatment and processing. Your claim to the benefit of
        processing is not consistent with having relinquished ownership rights.

        However, you also explain in response to prior comment 2 that you are subject to
        price risk because any payment received from Penoles upon delivering
        concentrate is later subject to final settlement when the weight, assay results and
        final metal prices are determined, which you indicate often occurs within 60 days.
        While this arrangement seems to support your gross basis of presentation,
        indicating that you are responsible for treatment and processing (contrary to the
        claim in your July 23, 2008 response to comment 7), it raises questions about the
        timing of recognition.

        For U.S. GAAP purposes, revenue generally is realized or realizable and earned
        when all of the following criteria are met, as set forth in SAB Topic 13.A:

        • Persuasive evidence of an arrangement exists
        • Delivery has occurred or services have been rendered
        • The seller's price to the buyer is fixed or determinable, and
        • Collectibility is reasonable assured.

        Since there are adjustments to the payment received after delivering concentrate
        but before treatment and processing occurs, based on finalization of weights,
        assay results and metal prices, tell us how you are able to appropriately recognize
        revenue upon delivering concentrate, in advance of having prices that are fixed or
        determinable.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief